Exhibit 4.15

English Summary of Agreement Regarding the State-owned Land Use Rights

Parties	Shanghai Zhangjiang Semiconductor Industry Park Co., Ltd. (“Shanghai Zhangjiang”)

Spreadtrum Communications (Shanghai) Co., Ltd. (“Spreadtrum Shanghai”)

Date:	December 1, 2009

Major terms:

•

Shanghai Zhangjiang and Spreadtrum Shanghai agree that Shanghai Zhangjiang returns to Spreadtrum Shanghai the payment made by Spreadtrum Shanghai in connection with the transfer of the land use rights of a piece of land the area of which is approximately 23,225.7 square meters (adjacent to our corporate headquarters in Shanghai, China, the “Land”) pursuant to certain contract for the Transfer of State-owned Land Use Rights dated January 31, 2007 (the “Contract”). The joint venture established by Spreadtrum Shanghai, Shanghai Zhangjiang and the other two investors for the purpose of developing the Land (the “Joint Venture”) shall assume all the rights and obligations of Spreadtrum Shanghai under the Contract and the terms and conditions of the Contract shall remain the same.

•

Within seven days after the execution of this agreement, Spreadtrum Shanghai and Shanghai Zhangjiang shall take any actions necessary or advisable to complete or effect the transfer of the land use rights, if applicable (the “Transfer”). Shanghai Zhangjiang shall at the same time refund RMB46,451,400 (approximately $6,805,168.5) that was already paid by Spreadtrum Shanghai for obtaining the land use rights of the Land and issue the relevant invoice to Spreadtrum Shanghai.

•

Effective upon the Transfer, Shanghai Zhangjiang shall enter into a new contract for the Transfer of State-owned Land Use Rights with the Joint Venture and proceed with the land use rights transfer (the “New Contract”).

•	This agreement shall be signed and effective simultaneously with the execution of the New Contract by and between Shanghai Zhangjiang and the Joint Venture.